Exhibit 99.3

Vermilion Energy Inc.	2017 Annual Report

ABBREVIATIONS

$M	thousand dollars
$MM	million dollars
AECO	the daily average benchmark price for natural gas at the AECO ‘C’ hub in southeast Alberta
bbl(s)	barrel(s)
bbls/d	barrels per day
boe	barrel of oil equivalent, including: crude oil, condensate, natural gas liquids, and natural gas (converted on the basis of one boe for six mcf of natural gas)
boe/d	barrel of oil equivalent per day
GJ	gigajoules
HH	Henry Hub, a reference price paid for natural gas in US dollars at Erath, Louisiana
mbbls	thousand barrels
mcf	thousand cubic feet
mmbtu	million British thermal units
mmcf/d	million cubic feet per day
MWh	megawatt hour
NBP	the reference price paid for natural gas in the United Kingdom, quoted in pence per therm, at the National Balancing Point Virtual Trading Point. Our production in Ireland is priced with reference to NBP.
NGLs	natural gas liquids, which includes butane, propane, and ethane
PRRT	Petroleum Resource Rent Tax, a profit based tax levied on petroleum projects in Australia
TTF	the price for natural gas in the Netherlands, quoted in MWh of natural gas, at the Title Transfer Facility
Virtual Trading Point
WTI	West Texas Intermediate, the reference price paid for crude oil of standard grade in US dollars at Cushing, Oklahoma

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Vermilion Energy Inc.	2017 Annual Report

DISCLAIMER

Certain statements included or incorporated by reference in this document may constitute forward looking statements or financial outlooks under applicable securities legislation. Such forward looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", or similar words suggesting future outcomes or statements regarding an outlook. Forward looking statements or information in this document may include, but are not limited to: capital expenditures; business strategies and objectives; operational and financial performance; estimated reserve quantities and the discounted net present value of future net revenue from such reserves; petroleum and natural gas sales; future production levels (including the timing thereof) and rates of average annual production growth; exploration and development plans; acquisition and disposition plans and the timing thereof; operating and other expenses, including the payment and amount of future dividends; royalty and income tax rates; and the timing of regulatory proceedings and approvals.

Such forward looking statements or information are based on a number of assumptions, all or any of which may prove to be incorrect. In addition to any other assumptions identified in this document, assumptions have been made regarding, among other things: the ability of Vermilion to obtain equipment, services and supplies in a timely manner to carry out its activities in Canada and internationally; the ability of Vermilion to market crude oil, natural gas liquids, and natural gas successfully to current and new customers; the timing and costs of pipeline and storage facility construction and expansion and the ability to secure adequate product transportation; the timely receipt of required regulatory approvals; the ability of Vermilion to obtain financing on acceptable terms; foreign currency exchange rates and interest rates; future crude oil, natural gas liquids, and natural gas prices; and management’s expectations relating to the timing and results of exploration and development activities.

Although Vermilion believes that the expectations reflected in such forward looking statements or information are reasonable, undue reliance should not be placed on forward looking statements because Vermilion can give no assurance that such expectations will prove to be correct. Financial outlooks are provided for the purpose of understanding Vermilion’s financial position and business objectives, and the information may not be appropriate for other purposes. Forward looking statements or information are based on current expectations, estimates, and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Vermilion and described in the forward looking statements or information. These risks and uncertainties include, but are not limited to: the ability of management to execute its business plan; the risks of the oil and gas industry, both domestically and internationally, such as operational risks in exploring for, developing and producing crude oil, natural gas liquids, and natural gas; risks and uncertainties involving geology of crude oil, natural gas liquids, and natural gas deposits; risks inherent in Vermilion's marketing operations, including credit risk; the uncertainty of reserves estimates and reserves life and estimates of resources and associated expenditures; the uncertainty of estimates and projections relating to production and associated expenditures; potential delays or changes in plans with respect to exploration or development projects; Vermilion's ability to enter into or renew leases on acceptable terms; fluctuations in crude oil, natural gas liquids, and natural gas prices, foreign currency exchange rates and interest rates; health, safety, and environmental risks; uncertainties as to the availability and cost of financing; the ability of Vermilion to add production and reserves through exploration and development activities; the possibility that government policies or laws may change or governmental approvals may be delayed or withheld; uncertainty in amounts and timing of royalty payments; risks associated with existing and potential future law suits and regulatory actions against Vermilion; and other risks and uncertainties described elsewhere in this document or in Vermilion's other filings with Canadian securities regulatory authorities.

The forward looking statements or information contained in this document are made as of the date hereof and Vermilion undertakes no obligation to update publicly or revise any forward looking statements or information, whether as a result of new information, future events, or otherwise, unless required by applicable securities laws.

All oil and natural gas reserve information contained in this document has been prepared and presented in accordance with National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities and the Canadian Oil and Gas Evaluation Handbook. The actual crude oil and natural gas reserves and future production will be greater than or less than the estimates provided in this document. The estimated future net revenue from the production of crude oil and natural gas reserves does not represent the fair market value of these reserves.

Natural gas volumes have been converted on the basis of six thousand cubic feet of natural gas to one barrel of oil equivalent. Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Financial data contained within this document are reported in Canadian dollars, unless otherwise stated.

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Vermilion Energy Inc.	2017 Annual Report

MANAGEMENT’S REPORT TO SHAREHOLDERS

Management’s Responsibility for Financial Statements

The accompanying consolidated financial statements of Vermilion Energy Inc. are the responsibility of management and have been approved by the Board of Directors of Vermilion Energy Inc. The consolidated financial statements have been prepared in accordance with the accounting policies detailed in the notes to the consolidated financial statements and are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Where necessary, management has made informed judgments and estimates of transactions that were not yet completed at the balance sheet date. Financial information throughout the Annual Report is consistent with the consolidated financial statements.

Management ensures the integrity of the consolidated financial statements by maintaining high-quality systems of internal control. Procedures and policies are designed to provide reasonable assurance that assets are safeguarded and transactions are properly recorded, and that the financial records are reliable for preparation of the consolidated financial statements. Deloitte LLP, Vermilion’s Independent Registered Public Accounting Firm, have conducted an audit of the consolidated financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) and have provided their report.

The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and internal control. The Board carries out this responsibility principally through the Audit Committee, which is appointed by the Board and is comprised entirely of independent Directors. The Committee meets periodically with management and Deloitte LLP to satisfy itself that each party is properly discharging its responsibilities and to review the consolidated financial statements, the Management’s Discussion and Analysis and the Report of the Independent Registered Public Accounting Firm before they are presented to the Board of Directors.

Management’s Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. Management conducted an evaluation of the effectiveness of the system of internal control over financial reporting based on the criteria established in “Internal Control – Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management has assessed the effectiveness of Vermilion’s internal control over financial reporting as defined in Rule 13a-15 under the US Securities Exchange Act of 1934 and as defined in Canada by National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings. Management concluded that Vermilion’s internal control over financial reporting was effective as of December 31, 2017. The effectiveness of Vermilion’s internal control over financial reporting as of December 31, 2017 has been audited by Deloitte LLP, the Company’s Independent Registered Public Accounting Firm, who also audited the Company’s consolidated financial statements for the year ended December 31, 2017.

(“Anthony Marino”)	(“Curtis W. Hicks”)

Anthony Marino	Curtis W. Hicks
President & Chief Executive Officer	Executive Vice President & Chief Financial Officer
February 28, 2018

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Vermilion Energy Inc.	2017 Annual Report

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Vermilion Energy Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Vermilion Energy Inc. and subsidiaries (the “Company”) as of December 31, 2017, based on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB) and Canadian generally accepted auditing standards, the consolidated financial statements as at and for the year ended December 31, 2017, of the Company and our report dated February 28, 2018, expressed an unmodified/ unqualified opinion on those financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report to Shareholders. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte LLP

Chartered Professional Accountants
Calgary, Canada
February 28, 2018

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Vermilion Energy Inc.	2017 Annual Report

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Vermilion Energy Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Vermilion Energy Inc. and subsidiaries (the “Company”), which comprise the consolidated balance sheets as at December 31, 2017 and December 31, 2016, the consolidated statements of net earnings (loss) and comprehensive income (loss), consolidated statements of cash flows, and consolidated statements of changes in shareholders’ equity for the years then ended, and the related notes, including a summary of significant accounting policies and other explanatory information (collectively referred to as the “financial statements”).

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2017 and December 31, 2016, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Report on Internal Control over Financial Reporting

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 28, 2018 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Basis for Opinion

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to fraud or error. Those standards also require that we comply with ethical requirements. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. Further, we are required to be independent of the Company in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada and to fulfill our other ethical responsibilities in accordance with these requirements.

An audit includes performing procedures to assess the risks of material misstatement of the financial statements, whether due to fraud or error, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies and principles used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a reasonable basis for our audit opinion.

/s/ Deloitte LLP

Chartered Professional Accountants
Calgary, Canada
February 28, 2018

We have served as the Company's auditor since 2000.

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Vermilion Energy Inc.	2017 Annual Report

CONSOLIDATED BALANCE SHEET

(THOUSANDS OF CANADIAN DOLLARS)

	Note	December 31, 2017	December 31, 2016
ASSETS
Current
Cash and cash equivalents	19	46,561	62,775
Accounts receivable		165,760	131,719
Crude oil inventory		17,105	14,528
Derivative instruments	9	17,988	4,336
Prepaid expenses		14,432	12,548
		261,846	225,906

Derivative instruments	9	2,552	1,157
Deferred taxes	11	80,324	152,046
Exploration and evaluation assets	7	292,278	274,830
Capital assets	6	3,337,965	3,433,245
		3,974,965	4,087,184

LIABILITIES
Current
Accounts payable and accrued liabilities		219,084	181,557
Dividends payable	13	26,256	25,426
Derivative instruments	9	78,905	47,660
Income taxes payable		39,061	36,219
		363,306	290,862

Derivative instruments	9	12,348	27,484
Long-term debt	12	1,270,330	1,362,192
Finance lease obligation	10	15,807	19,628
Asset retirement obligations	8	517,180	525,022
Deferred taxes	11	253,108	283,533
		2,432,079	2,508,721

SHAREHOLDERS’ EQUITY
Shareholders’ capital	13	2,650,706	2,452,722
Contributed surplus		84,354	101,788
Accumulated other comprehensive income		71,829	30,339
Deficit		(1,264,003)	(1,006,386)
		1,542,886	1,578,463
		3,974,965	4,087,184

APPROVED BY THE BOARD

(Signed “Catherine L. Williams”)	(Signed “Anthony Marino”)

Catherine L. Williams, Director	Anthony Marino, Director

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Vermilion Energy Inc.	2017 Annual Report

CONSOLIDATED STATEMENTS OF NET EARNINGS (LOSS) AND COMPREHENSIVE INCOME (LOSS)

(THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS)

		Year Ended
	Note	December 31, 2017	December 31, 2016
REVENUE
Petroleum and natural gas sales		1,098,838	882,791
Royalties		(74,476)	(54,284)
Petroleum and natural gas revenue		1,024,362	828,507

EXPENSES
Operating	19	242,267	222,185
Transportation		43,448	39,511
Equity based compensation	15	61,579	69,235
(Gain) loss on derivative instruments	9	(3,659)	72,617
Interest expense		57,313	56,957
General and administration	19	54,373	52,829
Foreign exchange gain		(74,058)	(3,249)
Other income		(37)	(3,896)
Accretion	8	26,971	24,783
Depletion and depreciation	6, 7	491,683	528,002
Impairment	6, 7	—	14,762
Gain on business combination	5	—	(22,001)
		899,880	1,051,735
EARNINGS (LOSS) BEFORE INCOME TAXES		124,482	(223,228)

TAXES	11
Deferred		30,117	(82,855)
Current		32,107	19,678
		62,224	(63,177)

NET EARNINGS (LOSS)		62,258	(160,051)

OTHER COMPREHENSIVE INCOME (LOSS)
Currency translation adjustments		41,490	(83,308)
COMPREHENSIVE INCOME (LOSS)		103,748	(243,359)

NET EARNINGS (LOSS) PER SHARE	16
Basic		0.52	(1.38)
Diluted		0.51	(1.38)

WEIGHTED AVERAGE SHARES OUTSTANDING ('000s)	16
Basic		120,582	115,695
Diluted		122,408	115,695

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Vermilion Energy Inc.	2017 Annual Report

CONSOLIDATED STATEMENTS OF CASH FLOWS

(THOUSANDS OF CANADIAN DOLLARS)

		Year Ended
	Note	December 31, 2017	December 31, 2016
OPERATING
Net earnings (loss)		62,258	(160,051)
Adjustments:
Accretion	8	26,971	24,783
Depletion and depreciation	6, 7	491,683	528,002
Impairment	6, 7	—	14,762
Gain on business combination	5	—	(22,001)
Unrealized loss on derivative instruments	9	1,062	137,993
Equity based compensation	15	61,579	69,235
Unrealized foreign exchange (gain) loss		(71,742)	792
Unrealized other expense		637	131
Deferred taxes	11	30,117	(82,855)
Asset retirement obligations settled	8	(9,334)	(9,617)
Changes in non-cash operating working capital	19	665	8,366
Cash flows from operating activities		593,896	509,540

INVESTING
Drilling and development	6	(290,593)	(241,545)
Exploration and evaluation	7	(29,856)	(863)
Property acquisitions	5, 6, 7	(27,637)	(98,524)
Changes in non-cash investing working capital	19	407	(12,298)
Cash flows used in investing activities		(347,679)	(353,230)

FINANCING
(Repayments) borrowings on the revolving credit facility	12	(450,646)	202,617
Issuance (repayment) of senior unsecured notes	12	391,906	(225,000)
Decrease in finance lease obligation	10	(4,874)	(4,270)
Cash dividends	13	(200,074)	(104,723)
Cash flows used in investing activities		(263,688)	(131,376)
Foreign exchange gain (loss) on cash held in foreign currencies		1,257	(3,835)

Net change in cash and cash equivalents		(16,214)	21,099
Cash and cash equivalents, beginning of period		62,775	41,676
Cash and cash equivalents, end of period	19	46,561	62,775

Supplementary information for cash flows from operating activities
Interest paid		49,721	60,221
Income taxes paid (refunded)		29,265	(10,535)

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Vermilion Energy Inc.	2017 Annual Report

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(THOUSANDS OF CANADIAN DOLLARS)

	Year Ended
	December 31, 2017	December 31, 2016
SHAREHOLDERS' CAPITAL
Balance, beginning of period	2,452,722	2,181,089
Shares issued for the Dividend Reinvestment Plan	110,493	192,998
Vesting of equity based awards	69,743	67,146
Equity based compensation	9,270	8,247
Share-settled dividends on vested equity based awards	8,478	3,242
Balance, end of period	2,650,706	2,452,722
CONTRIBUTED SURPLUS
Balance, beginning of period	101,788	107,946
Equity based compensation	52,309	60,988
Vesting of equity based awards	(69,743)	(67,146)
Balance, end of period	84,354	101,788
ACCUMULATED OTHER COMPREHENSIVE INCOME
Balance, beginning of period	30,339	113,647
Currency translation adjustments	41,490	(83,308)
Balance, end of period	71,829	30,339
DEFICIT
Balance, beginning of period	(1,006,386)	(544,023)
Net earnings (loss)	62,258	(160,051)
Dividends declared	(311,397)	(299,070)
Share-settled dividends on vested equity based awards	(8,478)	(3,242)
Balance, end of period	(1,264,003)	(1,006,386)

TOTAL SHAREHOLDERS' EQUITY	1,542,886	1,578,463

Please refer to Financial Statement Note 13 (Shareholders’ Capital) and Note 15 (Equity Based Compensation) for additional information.

DESCRIPTION OF EQUITY RESERVES

Shareholders’ capital

Represents the recognized amount for common shares when issued, net of equity issuance costs and deferred taxes.

Contributed surplus

Represents the recognized value of equity based awards that are settled in shares. Once vested, the value of the awards are transferred to shareholders’ capital.

Accumulated other comprehensive income

Represents currency translation adjustments resulting from translating the financial statements of subsidiaries with a foreign functional currency to Canadian dollars at period-end rates. These amounts may be reclassified to net earnings if there is a disposal or partial disposal of a subsidiary.

Deficit

Represents the cumulative net earnings less distributed earnings of Vermilion Energy Inc.

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Vermilion Energy Inc.	2017 Annual Report

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017 AND 2016

(TABULAR AMOUNTS IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS)

1. BASIS OF PRESENTATION

Vermilion Energy Inc. and its subsidiaries (the “Company” or “Vermilion”) are engaged in the business of petroleum and natural gas exploration, development, acquisition, and production.

Vermilion was incorporated in Canada and the Company’s registered office and principal place of business is located at 3500, 520, 3rd Avenue SW, Calgary, Alberta, Canada.

These consolidated financial statements were approved and authorized for issuance by Vermilion’s Board of Directors on February 28, 2018.

2. SIGNIFICANT ACCOUNTING POLICIES

Accounting Framework

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Principles of Consolidation

The consolidated financial statements included the accounts of Vermilion Energy Inc. and its subsidiaries.  Vermilion’s subsidiaries include entities in each of the jurisdictions that Vermilion operates as described in Note 4 including: Canada, France, Netherlands, Germany, Ireland (through an Irish Branch of a Cayman Islands incorporated company), Australia, and the United States.  Vermilion Energy Inc. directly or indirectly through holding companies owns all of the voting securities of each material subsidiary. Transactions between Vermilion Energy Inc. and its subsidiaries have been eliminated.

Vermilion accounts for joint operations by recognizing the Company’s share of assets, liabilities, income and expenses.

Exploration and Evaluation Assets

Vermilion classifies costs as Exploration and Evaluation (“E&E”) assets when they relate to exploring and evaluating an area for which the Company has the licence or right to explore and extract resources. E&E costs may include: geological and geophysical costs; land and license acquisition costs; and costs for the drilling, completion, and testing of exploration wells.

E&E costs are reclassified to capital assets if the technical feasibility and commercial viability of the area can be determined. E&E assets are assessed for impairment prior to any reclassification. The technical feasibility and commercial viability of extracting the reserves is considered to be determinable when proved and probable reserves are identified.

Costs incurred prior to the acquisition of the legal rights to explore an area are expensed as incurred. If reserves are not found within the license area or the area is abandoned, the related E&E costs are amortized over a period not greater than five years. If an exploration license expires prior to the commencement of exploration activities, the cost of the exploration license is written off through depletion in the year of expiration.

Capital Assets

Vermilion recognizes capital assets at cost less accumulated depletion, depreciation and impairment losses. Costs include directly attributable costs incurred for the drilling and completion of wells and the construction of production and processing facilities.

When components of capital assets are replaced, disposed of, or no longer in use, they are derecognized. Gains and losses on disposal of capital assets are determined by comparing the proceeds of disposal compared to the carrying amount.

Depletion and Depreciation

Capital assets are grouped into depletion units, which are groups of assets within a specific production area that have similar economic lives. Depletion units represent the lowest level of disaggregation for which costs are accumulated for the purposes of calculating depletion and depreciation.

The net carrying value of each depletion unit is depleted using the unit of production method by reference to the ratio of production in the period to the total proved and probable reserves, taking into account the future development costs necessary to bring the applicable reserves into production.

For the purposes of the depletion calculations, oil and gas reserves are converted to a common unit of measure on the basis of their relative energy content based on a conversion ratio of six thousand cubic feet of natural gas to one barrel of oil equivalent.

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Vermilion Energy Inc.	2017 Annual Report

Impairment of Capital Assets and Exploration and Evaluation Assets

Depletion units are aggregated into cash generating units (“CGUs”) for impairment testing. CGUs are the lowest level for which there are identifiable cash inflows that are largely independent of cash inflows of other groups of assets. CGUs are reviewed for indicators of potential impairment at each reporting date.

E&E assets are tested for impairment when reclassified to capital assets or when indicators of potential impairment are identified. E&E assets are reviewed for indicators of potential impairment at each reporting date. If indicators of potential impairment are identified, E&E assets are tested for impairment as part of the CGU attributable to the jurisdiction the exploration area resides.

If an indicator of potential impairment exists, the CGU’s carrying value is compared to its recoverable amount. A CGU’s recoverable amount is the higher of its fair value less costs of disposal and its value in use. If the carrying amount of a CGU exceeds its recoverable amount, an impairment loss is recognized to reduce the carrying value of the CGU to its recoverable amount.

If an impairment loss has been recognized in a prior period, an assessment is performed at each reporting date to determine if the circumstances which led to the impairment loss have reversed. If the change in circumstances results in the recoverable amount being higher than the carrying value after the impairment loss, then the impairment loss (net of depletion that would otherwise have been recorded) is reversed.

Finance Leases

Finance leases are leases which transfer substantially all of the risks and rewards incidental to legal ownership of the leased asset to Vermilion. A finance lease obligation is recognized at the commencement of the lease term at the lower of fair value of the leased asset or the present value of the minimum lease payments. Interest expense is recognized on the finance lease obligation using the effective interest method.

Cash and Cash Equivalents

Cash and cash equivalents include cash on deposit with financial institutions and guaranteed investment certificates.

Crude Oil Inventory

Crude oil inventory is valued at the lower of cost or net realizable value. The cost of crude oil inventory produced includes related operating expense, royalties, and depletion determined on a weighted-average basis.

Asset Retirement Obligations

Vermilion recognizes a provision for asset retirement obligations when an event occurs giving rise to an obligation of uncertain timing or amount. Asset retirement obligations are recognized on the consolidated balance sheet as a long-term liability with a corresponding increase to E&E or capital assets.

Asset retirement obligations reflect the present value of estimated future settlement costs. The discount rate used to calculate the present value is specific to the jurisdiction the obligation relates to and is reflective of current market assessment of the time value of money and risks specific to the liabilities that have not been reflected in the cash flow estimates.

Asset retirement obligations are remeasured at each reporting period to reflect changes in discount rates and estimated future settlement costs. Asset retirement obligations are increased each reporting period to reflect the passage of time with a corresponding charge to accretion expense.

Revenue Recognition

Revenues associated with the sale of petroleum and natural gas are recorded when title passes to the customer. Revenue is recognized when all of the following conditions have been satisfied:

•	Vermilion has transferred the significant risks and rewards of ownership of the petroleum and natural gas to the customer;
•	Vermilion retains no continuing managerial involvement to the degree usually associated with ownership or effective control over the petroleum or natural gas sold;
•	The amount of the revenue can be reliably measured;
•	It is probable that the economic benefits associated with the transaction will flow to Vermilion; and
•	The costs incurred or to be incurred in respect of the transaction can be measured reliably.

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Vermilion Energy Inc.	2017 Annual Report

Financial Instruments

On initial recognition, financial instruments are measured at fair value. Measurement in subsequent periods depends on the classification of the financial instrument as described below:

•	Held for trading: Held for trading financial instruments are subsequently measured at fair value on the consolidated balance sheet and gains and losses are recognized in net earnings. Cash and cash equivalents and derivatives assets and liabilities are classified as held for trading.
•	Loans and receivables and other financial liabilities: Loans and receivables and other financial liabilities are subsequently measured at amortized cost. Accounts receivable are classified as loans and receivables. Accounts payable and accrued liabilities, dividends payable, finance lease, and long-term debt are classified as other financial liabilities.

Equity Based Compensation

Equity based compensation expense results from equity-settled awards issued under Vermilion’s long-term share-based compensation plan (the “Vermilion Incentive Plan” or “VIP”) as well as the grant date fair value of Vermilion common shares issued under the Company’s bonus and employee share savings plans.

Equity-settled awards issued under the VIP vest over a period of one to three years and awards outstanding are adjusted upon vesting by a performance factor determined by the Company’s Board of Directors. Equity based compensation expense for the VIP is recognized over the vesting period with a corresponding adjustment to contributed surplus. The expense recognized is based on the grant date fair value of the VIP awards, an estimate of the performance factor that will be achieved, and an estimate of forfeiture rates based on historical vesting data. Dividends notionally accrue to the VIP awards and are excluded in the determination of grant date fair values. Upon vesting, the amount recognized in contributed surplus is reclassified to shareholders’ capital.

The grant date fair value of the equity-settled awards issued under the VIP and the grant date fair value of Vermilion common shares issued under the Company’s bonus and employee share savings plans are determined as the closing price of Vermilion’s common shares on the Toronto Stock Exchange on the grant date.

Per Share Amounts

Basic net earnings (loss) per share is calculated by dividing net earnings (loss) by the weighted-average number of shares outstanding during the period.

Diluted net earnings (loss) per share is calculated by dividing net earnings (loss) by the diluted weighted-average number of shares outstanding during the period. The diluted weighted-average number of shares outstanding is the sum of the basic weighted-average number of shares outstanding and, to the extent inclusion reduces diluted net earnings per share, the number of shares issuable under the VIP determined using the treasury stock method. The treasury stock method assumes that the unrecognized equity based compensation expense are deemed proceeds used to repurchase Vermilion common shares at the average market price during the period.

Foreign Currency Translation

Vermilion Energy Inc.’s functional and presentation currency is the Canadian dollar. Vermilion has subsidiaries that transact and operate in countries other than Canada and have functional currencies other than the Canadian dollar.

Foreign currency translations include the translation of foreign currency transactions and the translation of foreign operations.

Foreign currency transaction translations occur when translating transactions in foreign currencies to the applicable functional currency of Vermilion Energy Inc. and its subsidiaries. Gains and losses from foreign currency transactions are recorded as foreign exchange gains or losses. Foreign currency transaction translations occur as follows:

•	Income and expenses are translated at the prevailing rates on the date of the transaction
•	Non-monetary assets or liabilities are carried at the prevailing rates on the date of the transaction
•	Monetary items are translated at the prevailing rates at the balance sheet date

Foreign operation translations occur when translating the financial statements of non-Canadian functional currency subsidiaries to the Canadian dollar and when translating intercompany loans that are deemed to represent net investments in a foreign subsidiary. Gains and losses from foreign operation translations are recorded as currency translation adjustments. Foreign operation translations occur as follows:

•	Income and expenses are translated at the average exchange rates for the period
•	Assets and liabilities are translated at the prevailing rates on the balance sheet date.

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Vermilion Energy Inc.	2017 Annual Report

Income Taxes

Deferred taxes are calculated using the balance sheet method. Deferred tax is recognized for the estimated effect of any temporary differences between the amounts recognized on Vermilion’s consolidated balance sheet and the respective tax basis. This calculation uses enacted or substantively enacted tax rates that are expected to be in effect when the temporary differences are expected to reverse. The effect of a change in tax rates on deferred taxes is recognized in the period the related legislation is substantively enacted.

Deferred tax assets are recognized to the extent that it is probable that future taxable profits will be available against which the deductible temporary differences can be used. Deferred tax assets are reviewed at each reporting date and are reduced to the extent it is no longer probable that the related tax benefit will be realized.

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Vermilion Energy Inc.	2017 Annual Report

Business Combinations

Acquisitions of corporations or groups of assets are accounted for as business combinations using the acquisition method if the acquired assets constitute a business. Under the acquisition method, assets acquired and liabilities assumed in a business combination are measured at the fair value. If applicable, the excess or deficiency of net assets acquired compared to consideration paid is recognized as a gain on business combination or as goodwill on the consolidated balance sheet. Acquisition-related costs incurred to effect a business combination are expensed in the period incurred.

Management Judgments and Estimation Uncertainty

The preparation of the consolidated financial statements in accordance with IFRS requires management to make judgments, estimates, and assumptions that affect the reported amount of assets, liabilities, income and expenses. Actual results could differ significantly from these estimates.

Key areas where management has made judgments, estimates, and assumptions include:

•	Asset retirement obligations: Asset retirement obligations are based on judgments regarding regulatory requirements, estimates of future costs, the expected timing of expenditures, and the underlying risk inherent to the asset based on the jurisdiction it relates to. The carrying balance of asset retirement obligations and accretion expense may differ due to changes in: laws and regulations, technology, the expected timing of expenditures, and market conditions affecting the discount rate applied.
•	Determination of CGUs: CGU determination is subject to management’s judgment of the lowest level at which there are identifiable cash inflows that are largely independent of the cash inflows of other groups of assets. The factors used by Vermilion to determine CGUs vary by jurisdiction due to their unique operating and geographic conditions. In general, Vermilion will assess the following factors: geographic proximity of the assets within a group to one another, geographic proximity of the group of assets to other groups of assets, homogeneity of the production from the group of assets and the sharing of infrastructure used to process and/or transport production. The composition of CGUs can directly impact the calculated recoverable amount of a CGU and the recorded impairment loss or recovery.
•	Assessment of impairments or recovery of previous impairments: The calculation of the recoverable amount of a CGU is based on market factors (including estimated future commodity prices) and estimates of reserves and resources. Reserve and resource estimates are based on: engineering data, estimated future commodity prices, expected future rates of production, and assumptions regarding the timing and amount of future expenditures. Changes in these judgments, estimates and assumptions can directly impact the calculated recoverable amount of a CGU and the recorded impairment loss or recovery.
•	Income Taxes: Tax interpretations, regulations, and legislation in the various jurisdictions in which Vermilion and its subsidiaries operate are subject to change and interpretation. Changes in laws and interpretations can affect the timing of the reversal of temporary tax differences, the tax rates in effect when such differences reverse and Vermilion’s ability to use tax losses and other tax pools in the future. The Company’s income tax filings are subject to audit by taxation authorities in numerous jurisdictions and the results of such audits may increase or decrease the tax liability. The determination of tax amounts recognized in the consolidated financial statements are based on management’s assessment of the tax positions, which includes consideration of their technical merits, communications with tax authorities and management’s view of the most likely outcome. Deferred tax assets and related valuation assessments are based on estimates of future profitability.

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Vermilion Energy Inc.	2017 Annual Report

3. CHANGES TO ACCOUNTING PRONOUNCEMENTS

On January 1, 2018, Vermilion will adopt IFRS 9 "Financial Instruments" and IFRS 15 "Revenue from Contracts with Customers".

IFRS 9 includes a new classification and measurement approach for financial assets and a forward-looking 'expected credit loss' model. Vermilion expects that there will be no material impact as a result of adopting IFRS 9. These changes are discussed in greater detail below:

•	New classification and measurement approach for financial assets: IFRS 9 contains three classifications for financial assets - measured at amortized cost, fair value through other comprehensive income, and fair value through profit or loss. Vermilion's held for trading financial instruments will be classified as fair value through profit or loss while Vermilion's loans and receivables will be classified as measured at amortized cost. The new classification requirements are not expected to result in a change in the measured amounts of these financial instruments.
•	Forward-looking 'expected credit loss' model: IFRS 9 includes a lifetime expected credit loss model that applies to Vermilion's accounts receivable. Based on the Company's actual credit loss experience and creditworthiness of Vermilion's customers and joint operations partners, the impact of adopting this credit loss model is not expected to be material.

IFRS 15 establishes a comprehensive framework for determining whether, how much, and when revenue from contracts with customers is recognized. Vermilion's revenue consists of the sale of petroleum and natural gas to customers at specified delivery points with pricing determined based on benchmark pricing plus or minus applicable offsets. Based on the Company's historic and outstanding contracts with customers, Vermilion anticipates that there will be no material changes to the timing, measurement, or presentation of revenue upon adoption of IFRS 15. However, there will be additional disclosure requirements necessary to comply with IFRS 15. This additional disclosure will primarily relate to the disclosure of the disaggregation of revenue by commodity, information which is currently available within Vermilion's Management's Discussion and Analysis.

Vermilion is required to adopt IFRS 16 "Leases" by January 1, 2019. IFRS 16 requires lessees to recognize a lease obligation and right-of-use asset for the majority of leases. On adoption, non-current assets, current liabilities, and non-current liabilities on Vermilion's consolidated balance sheet will increase. Interest expense will be recognized on the lease obligation and lease payments will be applied against the lease obligation. This is expected to result in a decrease to operating expense and general and administration expense. The quantitative impact of the adoption of IFRS 16 is currently being evaluated.

4. SEGMENTED INFORMATION

Vermilion has a decentralized business unit structure designed to manage assets in each country the Company operates in. Excluding the Corporate segment, each of the below operating segments derives its revenues solely from the production and sale of petroleum and natural gas.

Vermilion’s Corporate segment aggregates costs incurred at the Company’s Corporate head office located in Calgary, Alberta, Canada as well as costs incurred relating to Vermilion’s exploration activities in Central and Eastern Europe. These operating segments have similar economic characteristics as they do not currently generate revenue.

Vermilion’s chief operating decision maker regularly reviews fund flows from operations generated by each of Vermilion’s operating segments. Fund flows from operations is a measure of profit or loss that provides the chief operating decision maker with the ability to assess the operating segments’ profitability and, correspondingly, the ability of each operating segment to fund its share of dividends, asset retirement obligations, and capital investments.

Vermilion has three major customers with revenues in excess of 10% of consolidated revenues within the France, Netherlands, and Ireland operating segments. Substantially all sales in the France, Netherlands, and Ireland operating segments for the years ended December 31, 2017 and 2016 were to one customer in each respective segment.

15

Vermilion Energy Inc.	2017 Annual Report

	Year Ended December 31, 2017
($M)	Canada	France	Netherlands	Germany	Ireland	Australia	United States	Corporate	Total
Total assets	1,542,193	831,783	203,929	295,026	667,068	236,677	73,867	124,422	3,974,965
Drilling and development	148,667	71,087	15,107	6,165	551	29,942	19,074	—	290,593
Exploration and evaluation	—	2,294	16,468	3,366	—	—	—	7,728	29,856
Oil and gas sales to external customers	330,903	268,103	108,060	68,696	153,330	154,391	15,355	—	1,098,838
Royalties	(33,258)	(28,565)	(1,722)	(6,655)	—	—	(4,276)	—	(74,476)
Revenue from external customers	297,645	239,538	106,338	62,041	153,330	154,391	11,079	—	1,024,362
Transportation	(17,368)	(14,627)	—	(6,207)	(5,205)	—	(41)	—	(43,448)
Operating	(80,444)	(51,002)	(21,212)	(20,176)	(17,596)	(50,139)	(1,698)	—	(242,267)
General and administration	(9,604)	(13,585)	(2,212)	(7,767)	(2,320)	(8,194)	(4,341)	(6,350)	(54,373)
PRRT	—	—	—	—	—	(19,819)	—	—	(19,819)
Corporate income taxes	—	(10,556)	3,331	—	—	(4,536)	—	(527)	(12,288)
Interest expense	—	—	—	—	—	—	—	(57,313)	(57,313)
Realized gain on derivative instruments	—	—	—	—	—	—	—	4,721	4,721
Realized foreign exchange gain	—	—	—	—	—	—	—	2,316	2,316
Realized other income	—	—	—	—	—	—	—	674	674
Fund flows from operations	190,229	149,768	86,245	27,891	128,209	71,703	4,999	(56,479)	602,565

	Year Ended December 31, 2016
($M)	Canada	France	Netherlands	Germany	Ireland	Australia	United States	Corporate	Total
Total assets	1,522,243	835,141	220,350	292,885	756,893	267,183	61,195	131,294	4,087,184
Drilling and development	62,706	68,472	23,740	3,803	9,375	59,910	13,539	—	241,545
Exploration and evaluation	—	—	—	—	—	—	—	863	863
Oil and gas sales to external customers	252,867	246,863	100,707	29,049	109,156	136,835	7,314	—	882,791
Royalties	(21,475)	(27,091)	(1,462)	(2,089)	—	—	(2,167)	—	(54,284)
Revenue from external customers	231,392	219,772	99,245	26,960	109,156	136,835	5,147	—	828,507
Transportation	(15,392)	(14,758)	—	(2,869)	(6,492)	—	—	—	(39,511)
Operating	(71,543)	(50,000)	(20,796)	(12,379)	(18,646)	(47,507)	(1,314)	—	(222,185)
General and administration	(11,826)	(19,101)	(1,525)	(8,314)	(4,772)	(6,400)	(3,624)	2,733	(52,829)
PRRT	—	—	—	—	—	(1,568)	—	—	(1,568)
Corporate income taxes	—	(2,867)	(6,624)	—	—	(7,522)	—	(1,097)	(18,110)
Interest expense	—	—	—	—	—	—	—	(56,957)	(56,957)
Realized gain on derivative instruments	—	—	—	—	—	—	—	65,376	65,376
Realized foreign exchange gain	—	—	—	—	—	—	—	4,041	4,041
Realized other income	—	3,822	—	—	—	—	—	205	4,027
Fund flows from operations	132,631	136,868	70,300	3,398	79,246	73,838	209	14,301	510,791

Reconciliation of fund flows from operations to net earnings (loss):

	Year Ended
($M)	Dec 31, 2017	Dec 31, 2016
Fund flows from operations	602,565	510,791
Accretion	(26,971)	(24,783)
Depletion and depreciation	(491,683)	(528,002)
Impairment	—	(14,762)
Gain on business combination	—	22,001
Unrealized loss on derivative instruments	(1,062)	(137,993)
Equity based compensation	(61,579)	(69,235)
Unrealized foreign exchange gain (loss)	71,742	(792)
Unrealized other expense	(637)	(131)
Deferred tax	(30,117)	82,855
Net earnings (loss)	62,258	(160,051)

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Vermilion Energy Inc.	2017 Annual Report

5. BUSINESS COMBINATIONS

In December of 2016, Vermilion acquired, through a wholly-owned subsidiary, interests in production and exploration assets in Germany from Engie E&P Deutschland GmbH. The acquisition includes operated and non-operated interests in five oil and three gas producing fields, along with an operated interest in one exploration license. The acquisition provides Vermilion its first operated producing properties in Germany, and advances the Company’s objective of developing a material business unit in this country.

The acquisition was accounted for as a business combination. The total consideration paid and the fair value of the assets acquired and liabilities assumed at the date of acquisition are summarized as follows:

($M)	Consideration
Cash paid to vendor	48,377
Total consideration	48,377

($M)	Allocation of Consideration
Capital assets	142,350
Asset retirement obligations	(66,965)
Deferred taxes	(7,767)
Crude oil inventory	2,760
Net assets acquired	70,378
Gain on business combination	(22,001)
Total net assets acquired, net of gain on business combination	48,377

As the acquisition of control occurred late in 2016, the results of operations from the assets acquired were not significant to Vermilion's consolidated financial statements for the year ended December 31, 2016. Had the acquisition occurred on January 1, 2016, management estimates that consolidated revenues would have increased by $29.3 million and consolidated fund flows from operations would have increased by $8.1 million for the year ended December 31, 2016.

The gain on business combination resulted from the recognition of additional reserve value when the acquisition closed in December 2016, compared to the estimated value in June when Vermilion entered into a definitive purchase and sale agreement and the acquisition price was determined.

6. CAPITAL ASSETS

The following table reconciles the change in Vermilion's capital assets:

($M)	2017	2016
Balance at January 1	3,433,245	3,467,369
Additions	290,593	241,545
Transfers from exploration and evaluation assets	8,187	—
Property acquisitions	25,390	189,853
Changes in asset retirement obligations	(48,187)	149,492
Depletion and depreciation	(479,698)	(491,508)
Recognition of finance lease asset	—	960
Impairment	—	(14,762)
Foreign exchange	108,435	(109,704)
Balance at December 31	3,337,965	3,433,245

Cost	6,539,052	6,256,485
Accumulated depletion and depreciation	(3,201,087)	(2,823,240)
Carrying amount at December 31	3,337,965	3,433,245

17

Vermilion Energy Inc.	2017 Annual Report

2017 Impairment Assessment

As at December 31, 2017, Vermilion did not identify any indicators of impairment.

On December 19, 2017, France's Parliament passed legislation impacting oil and gas exploration and production on French territories. The legislation eliminates the issuance of future oil and gas exploration licenses and places restrictions on oil and gas development starting in 2040. Vermilion assessed whether there are any indications of impairment in our cash generating units in France as a result of this legislation and determined that the value of the cash generating units have not significantly declined. The impact of this legislation is a decrease of less than 2% of Vermilion's reserves in France. As such, Vermilion concluded that the legislation does not constitute an indicator of impairment.

2016 Impairment

As at December 31, 2016 Vermilion did not identify any indicators of impairment. However, in the first quarter of 2016, as a result of declines in price forecasts for European natural gas, Vermilion recorded a non-cash impairment charge of $14.8 million (based on a recoverable amount of $737.3 million) in the Ireland segment.

7. EXPLORATION AND EVALUATION ASSETS

The following table reconciles the change in Vermilion's exploration and evaluation assets:

($M)	2017	2016
Balance at January 1	274,830	308,192
Additions	29,856	863
Property acquisitions	2,247	2,644
Changes in asset retirement obligations	(30)	14
Transfers to capital assets	(8,187)	—
Depreciation	(11,727)	(35,238)
Foreign exchange	5,289	(1,645)
Balance at December 31	292,278	274,830

Cost	354,615	333,835
Accumulated depreciation	(62,337)	(59,005)
Carrying amount at December 31	292,278	274,830

8. ASSET RETIREMENT OBLIGATIONS

The following table reconciles the change in Vermilion’s asset retirement obligations:

($M)	2017	2016
Balance at January 1	525,022	305,613
Additional obligations recognized	3,273	68,288
Changes in estimates	(48,904)	3,454
Obligations settled	(9,334)	(9,617)
Accretion	26,971	24,783
Changes in discount rates	(2,586)	144,729
Foreign exchange	22,738	(12,228)
Balance at December 31	517,180	525,022

Vermilion has estimated the asset retirement obligations based on a total undiscounted future liability of $1.6 billion (2016 - $1.4 billion). These payments are expected to be made between 2018 and 2067, with the majority of spending occurring between 2027 and 2034 ($0.6 billion) and between 2063 and 2067 ($0.4 billion). Inflation rates used in determining the cash flow estimates were between 0.6% and 2.2% (2016 - between 0.5% and 2.2%). Vermilion calculated the present value of the obligations using a credit-adjusted risk-free rate, calculated using a credit spread of 3.8% (2016 - 3.8%) added to risk-free rates based on long-term, risk-free government bonds.

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Vermilion Energy Inc.	2017 Annual Report

The risk-free rates used as inputs to discount the obligations were as follows:

	Dec 31, 2017	Dec 31, 2016
Canada	2.3%	2.3%
France	1.8%	1.7%
Netherlands	0.5%	(0.3)%
Germany	1.0%	0.9%
Ireland	0.4%	0.5%
Australia	2.9%	3.2%
USA	2.4%	2.6%

A 0.5% increase/decrease in the discount rate applied to asset retirement obligations would decrease/increase asset retirement obligations by approximately $40.0 million. A one year increase/decrease in the expected timing of abandonment spend would decrease/increase asset retirement obligations by approximately $20.0 million.

9. DERIVATIVE INSTRUMENTS

The following tables summarize Vermilion's outstanding risk management positions as at December 31, 2017:

				Bought Put Volume	Weighted Average Bought Put	Sold Call Volume	Weighted Average Sold Call	Sold Put Volume	Weighted Average Sold Put	Swap Volume	Weighted Average Swap	Additional Swap Volume
Crude Oil	Period	Exercise date (1)	Currency	(bbl/d)	Price / bbl	(bbl/d)	Price / bbl	(bbl/d)	Price / bbl	(bbl/d)	Price / bbl	(bbld) (2)
Dated Brent
Swap	Jan 2018 - Dec 2018		CAD	—	—	—	—	—	—	500	76.25	—
3-Way Collar	Jul 2017 - Jun 2018		USD	2,000	55.00	2,000	64.06	2,000	45.00	—	—	—
3-Way Collar	Jul 2017 - Dec 2018		USD	2,000	48.89	2,000	55.00	2,000	42.50	—	—	—
3-Way Collar	Oct 2017 - Dec 2018		USD	2,000	50.50	2,000	55.75	2,000	43.00	—	—	—
3-Way Collar	Dec 2017 - Mar 2018		USD	500	57.50	500	62.50	500	52.50	—	—	—
3-Way Collar	Jan 2018 - Jun 2018		USD	1,000	53.58	1,000	59.50	1,000	46.25	—	—	—
Collar	Jan 2018 - Dec 2018		USD	1,000	50.00	1,000	57.50	—	—	—	—	—
Swap	Jan 2018 - Mar 2018		USD	—	—	—	—	—	—	750	67.22	—
Swap	Jan 2018 - Dec 2018		USD	—	—	—	—	—	—	1,000	55.00	—
Swaption	Apr 2018 - Mar 2019	Jan 31, 2018	USD	—	—	—	—	—	—	500	60.00	—
Swaption	Apr 2018 - Mar 2019	Mar 30, 2018	USD	—	—	—	—	—	—	750	64.33	—

WTI
Swap	Jan 2018 - Jan 2018		CAD	—	—	—	—	—	—	1,000	75.50	—
3-Way Collar	Jan 2018 - Jun 2018		USD	500	48.50	500	56.00	500	42.50	—	—	—
Collar	Jan 2018 - Dec 2018		USD	500	50.00	500	55.00	—	—	—	—	—
Swap	Jan 2018 - Jun 2018		USD	—	—	—	—	—	—	500	54.00	—
Swap	Jan 2018 - Dec 2018		USD	—	—	—	—	—	—	1,000	54.00	—
Swaption	Apr 2018 - Mar 2019	Jan 31, 2018	USD	—	—	—	—	—	—	250	54.00	—

				Bought Put	Weighted Average Bought	Sold Call	Weighted Average Sold	Sold Put	Weighted Average Sold	Swap	Weighted Average Swap	Additional Swap
North American Gas	Period	Exercise date (1)	Currency	Volume (mmbtu/d)	Put Price / mmbtu	Volume (mmbtu/d)	Call Price / mmbtu	Volume (mmbtu/d)	Put Price / mmbtu	Volume (mmbtu/d)	Price / mmbtu	Volume (mmbtu/d) (2)
AECO
Swap	Jan 2018 - Dec 2018		CAD	—	—	—	—	—	—	9,478	2.80	—

AECO Basis (AECO less NYMEX HH)
Swap	Oct 2017 - Dec 2018		USD	—	—	—	—	—	—	10,000	(1.03)	—
Swap	Jan 2018 - Dec 2018		USD	—	—	—	—	—	—	20,000	(0.95)	—
Swap	Jan 2019 - Jun 2020		USD	—	—	—	—	—	—	2,500	(0.93)	—

NYMEX HH
3-Way Collar	Oct 2017 - Dec 2018		USD	10,000	3.11	10,000	3.40	10,000	2.40	—	—	—
3-Way Collar	Jan 2018 - Dec 2018		USD	10,000	3.06	10,000	3.40	10,000	2.40	—	—	—
Swap	Apr 2018 - Dec 2018		USD	—	—	—	—	—	—	10,000	3.10	—

(1)	The sold swaption instrument allows the counterparty, at the specified date, to enter into a derivative instrument contract with Vermilion at the above detailed terms.
(2)	On the last business day of each month, the counterparty has the option to increase the contracted volumes for the following month.

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Vermilion Energy Inc.	2017 Annual Report

				Bought Put	Weighted Average Bought	Sold Call	Weighted Average Sold	Sold Put	Weighted Average Sold	Swap	Weighted Average Swap	Additional Swap
European Gas	Period	Exercise date (1)	Currency	Volume (mmbtu/d)	Put Price / mmbtu	Volume (mmbtu/d)	Call Price / mmbtu	Volume (mmbtu/d)	Put Price /mmbtu	Volume (mmbtu/d)	Price / mmbtu	Volume (mmbtu/d) (2)
NBP
3-Way Collar	Apr 2018 - Sep 2018		EUR	4,913	4.73	4,913	5.42	4,913	3.52	—	—	—
3-Way Collar	Jan 2019 - Dec 2019		EUR	14,740	4.82	14,740	5.52	14,740	3.74	—	—	—
3-Way Collar	Jan 2019 - Dec 2020		EUR	7,370	4.96	7,370	5.76	7,370	3.74	—	—	—
3-Way Collar	Jan 2020 - Dec 2020		EUR	14,740	4.85	14,740	5.63	14,740	3.88	—	—	—
Swap	Jan 2018 - Jan 2018		EUR	—	—	—	—	—	—	4,913	6.80	—
Call	Oct 2018 - Mar 2019		EUR	—	—	2,457	6.42	—	—	—	—	—
Put	Apr 2018 - Sep 2018		EUR	—	—	—	—	2,457	4.98	—	—	—
Collar	Jan 2018 - Dec 2018		GBP	2,500	3.15	2,500	3.82	—	—	—	—	—
Swap	Apr 2017 - Mar 2018		GBP	—	—	—	—	—	—	5,300	4.20	—
Swap	Jan 2018 - Dec 2018		GBP	—	—	—	—	—	—	2,500	4.04	5,000

NBP Basis (NBP less NYMEX HH)
Collar	Jan 2018 - Dec 2018		USD	2,500	1.85	2,500	4.00	—	—	—	—	—
Collar	Jan 2019 - Sep 2020		USD	7,500	2.07	7,500	4.00	—	—	—	—	—

TTF
3-Way Collar	Oct 2017 - Dec 2019		EUR	7,370	4.59	7,370	5.42	7,370	2.93	—	—	—
3-Way Collar	Jan 2018 - Dec 2018		EUR	12,284	4.75	12,284	5.48	12,284	3.25	—	—	—
3-Way Collar	Jan 2018 - Dec 2019		EUR	3,685	4.74	3,685	5.52	3,685	3.13	—	—	—
3-Way Collar	Jan 2019 - Dec 2019		EUR	9,827	4.92	9,827	5.48	9,827	3.66	—	—	—
Collar	Jul 2016 - Mar 2018		EUR	2,457	5.61	4,913	6.90	—	—	—	—	—
Collar	Jan 2018 - Dec 2018		EUR	4,913	4.40	4,913	5.31	—	—	—	—	—
Swap	Jul 2016 - Jun 2018		EUR	—	—	—	—	—	—	2,559	5.89	—
Swap	Apr 2017 - Jun 2018		EUR	—	—	—	—	—	—	4,299	4.50	—
Swap	Oct 2017 - Dec 2018		EUR	—	—	—	—	—	—	17,197	4.80	—
Swap	Oct 2017 - Dec 2019		EUR	—	—	—	—	—	—	7,370	4.87	—
Swap	Jan 2018 - Dec 2019		EUR	—	—	—	—	—	—	1,228	5.00	—
Swap	Jul 2018 - Dec 2019		EUR	—	—	—	—	—	—	4,913	4.98	—
Swap	Jan 2019 - Dec 2019		EUR	—	—	—	—	—	—	2,457	4.92	—
Swaption	Jan 2019 - Dec 2020	April 30, 2018	EUR	—	—	—	—	—	—	9,827	5.28	—

Cross Currency Interest Rate				Receive Notional amount (USD)			Rate (LIBOR +)		Pay Notional amount(CAD)		Rate (CDOR +)
Swap	Jan 2018				603,793,015		1.70%		775,800,000		1.11%

(1) The sold swaption instrument allows the counterparty, at the specified date, to enter into a derivative instrument contract with Vermilion at the above detailed terms.

(2) On the last business day of each month, the counterparty has the option to increase the contracted volumes for the following month.

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Vermilion Energy Inc.	2017 Annual Report

The following table reconciles the change in the fair value of Vermilion’s derivative instruments:

	Year Ended
($M)	Dec 31, 2017	Dec 31, 2016
Fair value of contracts, beginning of year	(69,651)	68,342
Reversal of opening contracts settled during the year	43,324	(55,214)
Realized gain on contracts settled during the year	4,721	65,376
Unrealized loss during the year on contracts outstanding at the end of the year	(44,386)	(82,779)
Net receipt from counterparties on contract settlements during the year	(4,721)	(65,376)
Fair value of contracts, end of year	(70,713)	(69,651)
Comprised of:
Current derivative asset	17,988	4,336
Current derivative liability	(78,905)	(47,660)
Non-current derivative asset	2,552	1,157
Non-current derivative liability	(12,348)	(27,484)
Fair value of contracts, end of year	(70,713)	(69,651)

The (gain) loss on derivative instruments for 2017 and 2016 were comprised of the following:

	Year Ended
($M)	Dec 31, 2017	Dec 31, 2016
Realized gain on contracts settled during the year	(4,721)	(65,376)
Reversal of opening contracts settled during the year	(43,324)	55,214
Unrealized loss during the year on contracts outstanding at the end of the year	44,386	82,779
(Gain) loss on derivative instruments	(3,659)	72,617

10. LEASES

Vermilion had the following future commitments associated with its operating leases:

	As at
($M)	Dec 31, 2017	Dec 31, 2016
Less than 1 year	10,716	12,683
1 - 3 years	19,129	21,087
4 - 5 years	10,303	18,228
After 5 years	28	1,657
Total minimum lease payments	40,176	53,655

A solution gas facility used in Vermilion’s southeast Saskatchewan operations has been recorded as a finance lease. As at December 31, 2017 the carrying amount of the asset included in capital assets is $22.9 million (2016 - $26.1 million).

Vermilion had the following future commitments associated with its finance lease:

	As at
($M)	Dec 31, 2017	Dec 31, 2016
Less than 1 year	6,680	6,495
1 - 3 years	10,207	12,990
4 - 5 years	4,665	6,043
After 5 years	3,351	4,501
Total minimum lease payments	24,903	30,029
Amounts representing interest	(3,526)	(3,894)
Present value of net minimum lease payments	21,377	26,135
Current portion of finance lease obligation	(5,570)	(6,507)
Non-current portion of finance lease obligation	15,807	19,628

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Vermilion Energy Inc.	2017 Annual Report

11. TAXES

The following table reconciles Vermilion’s deferred tax asset and liability:

	As at
($M)	Dec 31, 2017	Dec 31, 2016
Deferred tax liabilities:
Capital assets	(259,236)	(265,772)
Non-capital losses	34,703	20,561
Asset retirement obligations	(27,868)	(20,577)
Unrealized foreign exchange	(13,355)	(15,386)
Derivative contracts	11,386	—
Other	1,262	(2,359)
Deferred tax liabilities	(253,108)	(283,533)
Deferred tax assets:
Non-capital losses	342,202	155,447
Capital assets	(294,178)	(55,718)
Asset retirement obligations	28,056	28,960
Derivative contracts	10,164	18,806
Unrealized foreign exchange	(7,927)	(72)
Other	2,007	4,623
Deferred tax assets	80,324	152,046

Income tax expense differs from the amount that would have been expected if the reported earnings had been subject only to the statutory Canadian income tax rate as follows:

	Year Ended
($M)	Dec 31, 2017	Dec 31, 2016
Earnings (loss) before income taxes	124,482	(223,228)
Canadian corporate tax rate	27.0%	27.0%
Expected tax expense (recovery)	33,610	(60,272)
Increase (decrease) in taxes resulting from:
Petroleum resource rent tax rate (PRRT) differential (1)	3,531	1,064
Foreign tax rate differentials (1), (2)	7,146	(16,675)
Equity based compensation expense	10,343	14,987
Amended returns and changes to estimated tax pools and tax positions	(17,246)	6,451
Statutory rate changes and the estimated reversal rates associated with temporary differences (3)	(16,449)	(53,150)
De-recognition of deferred tax assets	44,608	46,253
Adjustment for uncertain tax positions	2,191	3,675
Other non-deductible items	(5,510)	(5,510)
Provision for income taxes	62,224	(63,177)
(1)	In Australia, current taxes include both corporate income tax rates and PRRT. Corporate income tax rates were applied at a rate of 30% and PRRT was applied at a rate of 40%.
(2)	The applicable tax rates for 2017 were: 34.4% in France, 50.0% in the Netherlands, 26.3% in Germany, 25% in Ireland, and 35% in the United States.
(3)	On December 22, 2017, the Tax Cuts and Jobs Act was signed into law in the United States reducing the U.S. federal corporate income tax rate from 35% to 21%. On December 21, 2017, the French Parliament approved the Finance Bill for 2018. The Finance Bill for 2018 provides for a progressive decrease of the French standard corporate income tax rate from 34.43% to 25.825% by 2022.

At December 31, 2017, Vermilion had $2.0 billion (2016 - $1.0 billion) of unused tax losses of which $0.5 billion (2016 - $0.5 billion) related to Vermilion's Canada segment and expire between 2030 and 2037. The majority of the remaining unused tax losses relate to Vermilion's Ireland segment and do not expire. The year-over-year increase in unused tax losses is due to a reclassification of Vermilion's Ireland tax pools from capital asset tax pools to tax loss pools - both types of tax pools can be applied directly against taxable income and neither type of tax pool is subject to expiration.

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Vermilion Energy Inc.	2017 Annual Report

At December 31, 2017, Vermilion has de-recognized $145.6 million (2016 - $96.1 million) of deferred tax assets relating to the aforementioned non-expiring tax loss pools in Ireland as there is uncertainty as to the Company’s ability to fully utilize such losses based on forecasted commodity prices in effect as at December 31, 2017.

The aggregate amount of temporary differences associated with investments in subsidiaries for which deferred tax liabilities have not been recognized as at December 31, 2017 is approximately $1.2 billion (2016 – approximately $1.5 billion).

12. LONG-TERM DEBT

The following table summarizes Vermilion’s outstanding long-term debt:

	As at
($M)	Dec 31, 2017	Dec 31, 2016
Revolving credit facility	899,595	1,362,192
Senior unsecured notes	370,735	—
Long-term debt	1,270,330	1,362,192

The following table reconciles the change in Vermilion’s long-term debt:

($M)	2017	2016
Balance at January 1	1,362,192	1,387,899
(Repayments) borrowings on the revolving credit facility	(450,646)	200,378
Issuance (repayment) of senior unsecured notes	391,906	(225,000)
Amortization of transaction costs and prepaid interest	2,012	2,337
Foreign exchange	(35,134)	(3,422)
Balance at December 31	1,270,330	1,362,192

Revolving Credit Facility

At December 31, 2017 and 2016, Vermilion had in place a bank revolving credit facility maturing May 31, 2021 with the following terms:

	As at
($M)	Dec 31, 2017	Dec 31, 2016
Total facility amount	1,400,000	2,000,000
Amount drawn	(899,595)	(1,362,192)
Letters of credit outstanding	(7,400)	(20,100)
Unutilized capacity	493,005	617,708

The facility can be extended from time to time at the option of the lenders and upon notice from Vermilion. If no extension is granted by the lenders, the amounts owing pursuant to the facility are due at the maturity date. The facility is secured by various fixed and floating charges against the subsidiaries of Vermilion.

The facility bears interest at a rate applicable to demand loans plus applicable margins. For the year ended December 31, 2017, the effective interest rate was 3.7% (2016 - 4.0%). For the year ended December 31, 2017, a 1% increase in the average Canadian prime interest rate would decrease net earnings before tax by $8.0 million (2016 - $11.7 million).

In April 2017, as a result of proceeds from the issuance of the senior unsecured notes and projected liquidity requirements, Vermilion elected to reduce the total facility amount from $2.0 billion to $1.4 billion.

As at December 31, 2017, the revolving credit facility was subject to the following financial covenants:

		As at
Financial covenant	Limit	Dec 31, 2017	Dec 31, 2016
Consolidated total debt to consolidated EBITDA	4.0	1.87	2.36
Consolidated total senior debt to consolidated EBITDA	3.5	1.30	2.32
Consolidated total senior debt to total capitalization	55%	32%	46%

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Vermilion Energy Inc.	2017 Annual Report

The financial covenants include financial measures defined within the revolving credit facility agreement that are not defined under IFRS. These financial measures are defined by the revolving credit facility agreement as follows:

•	Consolidated total debt: Includes all amounts classified as “Long-term debt”, “Current portion of long-term debt”, and “Finance lease obligation” on our balance sheet.
•	Consolidated total senior debt: Defined as consolidated total debt excluding unsecured and subordinated debt.
•	Consolidated EBITDA: Defined as consolidated net earnings before interest, income taxes, depreciation, accretion and certain other non-cash items.
•	Total capitalization: Includes all amounts on the balance sheet classified as “Shareholders’ equity” plus consolidated total debt as defined above.

As at December 31, 2017 and 2016, Vermilion was in compliance with the above covenants.

Senior Unsecured Notes

On March 13, 2017, Vermilion issued US $300.0 million of senior unsecured notes at par. The notes bear interest at a rate of 5.625% per annum, to be paid semi-annually on March 15 and September 15. The notes mature on March 15, 2025. As direct senior unsecured obligations of Vermilion, the notes rank equally with existing and future senior unsecured indebtedness of the Company.

The senior unsecured notes were recognized at amortized cost and include the transaction costs directly related to the issuance.

Vermilion may, at its option, redeem the notes prior to maturity as follows:

•	Prior to March 15, 2020, Vermilion may redeem up to 35% of the original principal amount of the senior unsecured notes with the proceeds of certain equity offerings by the Company at a redemption price of 105.625% of the principal amount plus any accrued and unpaid interest to the applicable redemption date.
•	Prior to March 15, 2020, Vermilion may redeem some or all of the senior unsecured notes at a price equal to 100% of the principal amount of the senior unsecured notes, plus an applicable premium and any accrued and unpaid interest.
•	On or after March 15, 2020, Vermilion may redeem some or all of the senior unsecured notes at the redemption prices set forth in the following table plus any accrued and unpaid interest.

Year	Redemption price
2020	104.219%
2021	102.813%
2022	101.406%
2023 and thereafter	100.000%

13. SHAREHOLDERS’ CAPITAL

The following table reconciles the change in Vermilion’s shareholders’ capital:

	2017		2016
	Shares		Shares
Shareholders’ Capital	('000s)	Amount ($M)	('000s)	Amount ($M)
Balance at January 1	118,263	2,452,722	111,991	2,181,089
Shares issued for the Dividend Reinvestment Plan	2,429	110,493	4,672	192,998
Vesting of equity based awards	1,060	69,743	1,320	67,146
Shares issued for equity based compensation	197	9,270	193	8,247
Share-settled dividends on vested equity based awards	170	8,478	87	3,242
Balance at December 31	122,119	2,650,706	118,263	2,452,722

Vermilion is authorized to issue an unlimited number of common shares with no par value.

Dividends are approved by the Board of Directors and are paid monthly. Dividends declared to shareholders for the year ended December 31, 2017 were $311.4 million or $2.58 per common share (2016 - $299.1 million or $2.58 per common share).

Subsequent to the end of year-end and prior to the consolidated financial statements being authorized for issue on February 28, 2018, Vermilion declared dividends of $52.6 million or $0.215 per share for each of January and February of 2018.

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Vermilion Energy Inc.	2017 Annual Report

14. CAPITAL DISCLOSURES

Vermilion defines capital as net debt (long-term debt plus net working capital) and shareholders’ capital.

Vermilion monitors the ratio of net debt to fund flows from operations. As at December 31, 2017 our ratio of net debt to trailing fund flows from operations is 2.3 (2016 - 2.8). Vermilion manages the ratio of net debt to fund flows from operations (refer to Financial Statement Note 4 - Segmented Information) by aligning capital expenditures, dividends, and asset retirement obligations with expected fund flows from operations. Vermilion intends for the ratio of net debt to fund flows from operations to trend towards 1.5 over time.

The following table calculates Vermilion’s ratio of net debt to fund flows from operations:

	Year Ended
($M except as indicated)	Dec 31, 2017	Dec 31, 2016
Long-term debt	1,270,330	1,362,192
Current liabilities	363,306	290,862
Current assets	(261,846)	(225,906)
Net debt	1,371,790	1,427,148

Fund flows from operations	602,565	510,791

Ratio of net debt to fund flows from operations	2.3	2.8

15. EQUITY BASED COMPENSATION

The following table summarizes the number of awards outstanding under the Vermilion Incentive Plan (“VIP”):

Number of Awards ('000s)	2017	2016
Opening balance	1,738	1,711
Granted	563	777
Vested	(539)	(628)
Modified	—	11
Forfeited	(77)	(133)
Closing balance	1,685	1,738

For the year ended December 31, 2017, the awards granted had a weighted average fair value of $49.44 (2016 - $38.41). Equity based compensation expense is calculated based on the number of VIP awards outstanding multiplied by the estimated performance factor that will be realized upon vesting (2017 - 1.9; 2016 - 1.9) adjusted by an estimated annual forfeiture rate (2017 - 4.4%; 2016 - 4.6%). Equity based compensation expense related to the VIP of $52.3 million was recorded during the year ended December 31, 2017 (2016 - $61.0 million).

16. PER SHARE AMOUNTS

Basic and diluted net earnings (loss) per share have been determined based on the following:

	Year Ended
($M except per share amounts)	Dec 31, 2017	Dec 31, 2016
Net earnings (loss)	62,258	(160,051)

Basic weighted average shares outstanding ('000s)	120,582	115,695
Dilutive impact of VIP ('000s)	1,826	—
Diluted weighted average shares outstanding ('000s)	122,408	115,695

Basic earnings per share	0.52	(1.38)
Diluted earnings per share	0.51	(1.38)

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Vermilion Energy Inc.	2017 Annual Report

17. FINANCIAL INSTRUMENTS

Classification of Financial Instruments

The following table summarizes information relating to Vermilion’s financial instruments:

	As at Dec 31, 2017		As at Dec 31, 2016
	Carrying value	Fair value	Carrying value	Fair value
FINANCIAL ASSETS
Held for trading
Cash and cash equivalents	46,561	46,561	62,775	62,775
Derivative assets	20,540	20,540	5,493	5,493
Loans and receivables
Accounts receivable	165,760	165,760	131,719	131,719

FINANCIAL LIABILITIES
Held for trading
Derivative liabilities	(91,253)	(91,253)	(75,144)	(75,144)
Other financial liabilities
Accounts payable and accrued liabilities	(219,084)	(219,084)	(181,557)	(181,557)
Dividends payable	(26,256)	(26,256)	(25,426)	(25,426)
Long-term debt	(1,270,330)	(1,274,891)	(1,362,192)	(1,362,192)

Fair value measurements are categorized into a fair value hierarchy based on the lowest level input that is significant to the fair value measurement.

•	Level 1 inputs are determined by reference to unadjusted quoted prices in active markets for identical assets or liabilities. Inputs used in fair value measurement of cash and cash equivalents and the senior unsecured notes (which are included in long-term debt as at December 31, 2017) are categorized as Level 1.
•	Level 2 inputs are determined based on inputs other than unadjusted quoted prices that are observable, either directly or indirectly. The fair value of Vermilion’s derivative assets and liabilities are determined using pricing models that incorporate future price forecasts (supported by prices from observable market transactions) and credit risk adjustments.
•	Level 3 inputs are not based on observable market data. Vermilion does not have any financial instruments classified as Level 3.

There were no transfers between levels in the hierarchy in the years ended December 31, 2017 and 2016.

The carrying value of accounts receivable, accounts payable and accrued liabilities, and dividends payable are a reasonable approximation of their fair value due to the short maturity of these financial instruments. The carrying value of long-term debt outstanding on the revolving credit facility approximates its fair value due to the use of short-term borrowing instruments at market rates of interest.

Nature and Extent of Risks Associated with Financial Instruments

Vermilion is exposed to financial risks from its financial instruments. These financial risks include: market risk, credit risk, and liquidity risk.

Market Risk

Market risk includes: commodity price risk, interest rate risk, and currency risk.

Commodity price risk

Vermilion is exposed to commodity price risk on its derivative assets and liabilities which are used as part of the Company’s risk management program to mitigate the effects of changes in commodity prices on future cash flows. While transactions of this nature relate to a forecasted future petroleum and natural gas production, Vermilion does not designate these derivative assets and liabilities as accounting hedges. As such, changes in commodity prices impact the fair value of derivative instruments and the corresponding gains or losses on derivative instruments.

Currency risk

Vermilion is exposed to currency risk on its financial instruments denominated in foreign currencies. These financial instruments include cash and cash equivalents, accounts receivables, accounts payables, long-term debt, derivative assets and derivative liabilities. These financial instruments are primarily denominated in the US dollar and the Euro. Vermilion monitors its exposure to currency risk and reviews whether the use of derivative financial instruments is appropriate to manage potential fluctuations in foreign exchange rates.

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Vermilion Energy Inc.	2017 Annual Report

Interest rate risk

Vermilion is exposed to interest rate risk on its revolving credit facility, which consists of short-term borrowing instruments that bear interest at market rates. Thus, changes in interest rates could result in an increase or decrease in the amount paid by Vermilion to service this debt.

Vermilion managed exposure to interest rate risk in 2017 by reducing the drawn amount on its revolving credit facility through the issuance of the US $300.0 million of senior unsecured notes which bear interest at a fixed 5.625% per annum. Additionally, throughout both 2016 and 2017, Vermilion had in place $200 million in interest rate swaps that mitigated some of the effects of changes in variable interest rates. Subsequent to 2017, as a result of favourable changes to interest rate curves resulting in an increase in the mark-to-market value of these interest rate swaps, these interest rate swaps were monetized.

The following table summarizes the increase (positive values) or decrease (negative values) to net earnings before tax due to a change in the value of Vermilion’s financial instruments as a result of a change in the relevant market risk variable. This analysis does not attempt to reflect any interdependencies between the relevant risk variables.

($M)	Dec 31, 2017	Dec 31, 2016
Currency risk - Euro to Canadian dollar
$0.01 increase in strength of the Canadian dollar against the Euro	(4,607)	(859)
$0.01 decrease in strength of the Canadian dollar against the Euro	4,607	859

Currency risk - US dollar to Canadian dollar
$0.01 increase in strength of the Canadian dollar against the US $	2,239	(9,184)
$0.01 decrease in strength of the Canadian dollar against the US $	(2,239)	9,184

Commodity price risk - Crude oil
US $5.00/bbl increase in crude oil price used to determine the fair value of derivatives	(21,616)	(26,513)
US $5.00/bbl decrease in crude oil price used to determine the fair value of derivatives	19,845	18,882

Commodity price risk - European natural gas
€ 0.5/GJ increase in European natural gas price used to determine the fair value of derivatives	(32,642)	36,999
€ 0.5/GJ decrease in European natural gas price used to determine the fair value of derivatives	25,321	(33,019)

The table above shows the before tax effect on net earnings for a $0.01 change in the Canadian dollar against the US dollar based on long-term debt and other financial instruments.

As at December 31, 2017, Vermilion had US $0.6 billion in cross currency interest rate swaps as well as offsetting borrowings of $US 0.6 billion on the revolving credit facility. As such, the $2.2 million increase or decrease shown above for the year ended December 31, 2017 primarily related to Vermilion's US $300.0 million in senior unsecured notes issued in 2017.

As at December 31, 2016, Vermilion had US $0.9 billion in cross currency interest rate swaps effective for January 2017. Subsequent to December 31, 2016, Vermilion repaid $1.2 billion of borrowings on the revolving credit facility bearing interest at CDOR (Canadian Dollar Offered Rate) plus applicable margins, and simultaneously borrowed US $0.9 billion on the revolving credit facility bearing interest at LIBOR (London Interbank Offered Rate) plus applicable margins. As this transaction occurred subsequent to December 31, 2016, it was not included in the calculations shown in the above table. If included, the before tax effect on net earnings for a $0.01 increase/decrease in the Canadian dollar against the US dollar as at December 31, 2016 would have been a decrease/increase of $0.3 million.

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Vermilion Energy Inc.	2017 Annual Report

Credit Risk:

Vermilion is exposed to credit risk on accounts receivable and derivative assets in the event that customers, joint operation partners, or counterparties fail to discharge their contractual obligations. As at December 31, 2017, Vermilion’s maximum exposure to receivable credit risk was $186.3 million (December 31, 2016 - $137.2 million) which is the value of accounts receivable and derivative assets on the balance sheet.

Vermilion’s accounts receivable primarily relates to customers and joint operations partners in the petroleum and natural gas industry. These amounts are subject to normal industry payment terms and credit risks. Vermilion manages these risks by monitoring the creditworthiness of customers and joint operations partners and, where appropriate, obtaining assurances such as parental guarantees and letters of credit. As at the balance sheet date, approximately 0.7% (2016 - 2.1%) of the accounts receivable balance was outstanding for more than 90 days. Vermilion considers the balance of accounts receivable to be collectible.

Vermilion’s derivative assets primarily relates to the fair value of financial instruments used as part of the Company’s risk management program to mitigate the effects of changes in commodity prices on future cash flows. Vermilion manages this risk by monitoring the creditworthiness of counterparties, transacting primarily with counterparties that have investment grade third party credit ratings, and by limiting the concentration of financial exposure to individual counterparties. As a result, Vermilion has not obtained collateral or other security to support its financial derivatives.

Vermilion’s cash deposited in financial institutions and guaranteed investment certificates are also subject to counterparty credit risk. Vermilion mitigates this risk by transacting with financial institutions with high third party credit ratings.

Liquidity Risk:

Liquidity risk is the risk that Vermilion will encounter difficulty in meeting obligations associated with its financial liabilities. Vermilion does not consider this to be a significant risk as its financial position and available committed borrowing facility provide significant financial flexibility and allow Vermilion to meet its obligations as they come due.

The following table summarizes Vermilion’s undiscounted non-derivative financial liabilities and their contractual maturities:

		1 month to	3 months to	1 year to
($M)	1 month	3 months	1 year	5 years
December 31, 2017	99,092	138,273	7,974	912,306
December 31, 2016	79,509	120,233	7,241	1,377,819

18. RELATED PARTY DISCLOSURES

The compensation of directors and management is reviewed annually by the independent Governance and Human Resources Committee against industry practices for oil and gas companies of similar size and scope.

The following table summarizes the compensation of directors and other members of key management personnel during the years ended December 31, 2017 and 2016:

	Year Ended
($M)	Dec 31, 2017	Dec 31, 2016
Short-term benefits	5,183	4,748
Share-based payments	20,135	20,169
	25,318	24,917
Number of individuals included in the above amounts	20	18

During the year ended December 31, 2017, Vermilion recorded $0.2 million of office rent recoveries (2016 - $0.2 million) relating to an office sub-lease to a company whose Managing Director is also a member of Vermilion's Board of Directors. This related party transaction is provided in the normal course of business under the same commercial terms and conditions as transactions with unrelated companies and is recorded at the exchange amount.

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Vermilion Energy Inc.	2017 Annual Report

19. SUPPLEMENTAL INFORMATION

Changes in non-cash working capital was comprised of the following:

	Year Ended
($M)	Dec 31, 2017	Dec 31, 2016
Changes in:
Accounts receivable	(34,041)	28,780
Crude oil inventory	(2,577)	1,311
Prepaid expenses	(1,884)	1,762
Accounts payable and accrued liabilities	37,527	(67,190)
Income taxes payable	2,842	30,213
Foreign exchange	(795)	1,192
Changes in non-cash working capital	1,072	(3,932)
Changes in non-cash operating working capital	665	8,366
Changes in non-cash investing working capital	407	(12,298)
Changes in non-cash working capital	1,072	(3,932)

Cash and cash equivalents was comprised of the following:

	As at
($M)	Dec 31, 2017	Dec 31, 2016
Cash on deposit with financial institutions	46,229	62,614
Guaranteed investment certificates	332	161
Cash and cash equivalents	46,561	62,775

 Wages and benefits included in operating expenses and general and administration expenses were:

	Year Ended
($M)	2017	2016
Operating expense	48,823	45,061
General and administration expense	36,708	35,347
Wages and benefits	85,531	80,408

20. SUBSEQUENT EVENTS

On February 15, 2018, Vermilion acquired all of the issued and outstanding shares of a private producer with assets in southeast Saskatchewan and southwest Manitoba. The acquisition is comprised of light oil producing fields near Vermilion's existing operations in southeast Saskatchewan. Total consideration of $90.8 million, which includes both cash paid to the shareholders' of the acquiree and the assumption of the acquiree's long-term debt, was funded through Vermilion's revolving credit facility.

Given the recent timing of the acquisition, at the time these financial statements were authorized for issue, the initial accounting for the business combination is incomplete. Accordingly, not all relevant disclosures are available for the business combination. The Company will report the purchase price allocation and related disclosures in Vermilion's interim consolidated financial statements for the three months ended March 31, 2018.

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Vermilion Energy Inc.	2017 Annual Report

DIRECTORS

Lorenzo Donadeo [1]

Calgary, Alberta

Larry J. Macdonald [2,3,4,5]

Chairman & CEO, Point Energy Ltd.

Calgary, Alberta

Stephen P. Larke [3,4]

Calgary, Alberta

Loren M. Leiker [6]

Houston, Texas

William F. Madison [5,6]

Sugar Land, Texas

Timothy R. Marchant [5,6]

Calgary, Alberta

Anthony Marino

Calgary, Alberta

Robert Michaleski [3,4]

Calgary, Alberta

Sarah E. Raiss [4,5]

Calgary, Alberta

William Roby [5,6]

Katy, Texas

Catherine L. Williams [3,4]

Calgary, Alberta

[1] Chairman of the Board

[2] Lead Director

[3] Audit Committee

[4] Governance and Human Resources Committee

[5] Health, Safety and Environment Committee

[6] Independent Reserves Committee

ABBREVIATIONS

$M          thousand dollars

$MM       million dollars

AECO     the daily average benchmark price for natural gas at the AECO

‘C’ hub in Alberta

bbl(s)      barrel(s)

bbls/d     barrels per day

boe         barrel of oil equivalent, including: crude oil, condensate, natural gas liquids, and natural gas (converted on the basis of one boe for six mcf of natural gas)

boe/d      barrel of oil equivalent per day

GJ          gigajoules

HH          Henry Hub, a reference price paid for natural gas in US dollars at Erath, Louisiana

mbbls     thousand barrels

mcf         thousand cubic feet

mmbtu    million British thermal units

mmcf/d   million cubic feet per day

MWh       megawatt hour

NBP        the reference price paid for natural gas in the United Kingdom at the National Balancing Point Virtual Trading Point.

NGLs      natural gas liquids, which includes butane, propane, and ethane

PRRT     Petroleum Resource Rent Tax, a profit based tax levied on petroleum projects in Australia

TTF        the price for natural gas in the Netherlands at the Title Transfer Facility Virtual Trading Point.

WTI        West Texas Intermediate, the reference price paid for crude oil of standard grade in US dollars at Cushing, Oklahoma

OFFICERS AND KEY PERSONNEL

CANADA

Anthony Marino

President & Chief Executive Officer

Curtis W. Hicks

Executive Vice President & Chief Financial Officer

Mona Jasinski

Executive Vice President, People and Culture

Michael Kaluza

Executive Vice President & Chief Operating Officer

Dion Hatcher

Vice President Canada Business Unit

Terry Hergott

Vice President Marketing

Jenson Tan

Vice President Business Development

Lars Glemser

Director Finance

Daniel Goulet

Director Corporate HSE

Jeremy Kalanuk

Director Operations Accounting

Bryce Kremnica

Director Field Operations - Canada Business Unit

Kyle Preston

Director Investor Relations

Mike Prinz

Director Information Technology & Information Systems

Robert (Bob) J. Engbloom

Corporate Secretary

UNITED STATES

Daniel G. Anderson

Managing Director - U.S. Business Unit

Timothy R. Morris

Director U.S. Business Development - U.S.

Business Unit

EUROPE

Gerard Schut

Vice President European Operations

Sylvain Nothhelfer

Managing Director - France Business Unit

Scott Seatter

Managing Director - Netherlands Business Unit

Albrecht Moehring

Managing Director - Germany Business Unit

Darcy Kerwin

Managing Director - Ireland Business Unit

Bryan Sralla

Managing Director - Central & Eastern Europe Business Unit

AUSTRALIA

Bruce D. Lake

Managing Director - Australia Business Unit

AUDITORS

Deloitte LLP

Calgary, Alberta

BANKERS

The Toronto-Dominion Bank

Bank of Montreal

Canadian Imperial Bank of Commerce

National Bank of Canada

Royal Bank of Canada

The Bank of Nova Scotia

Alberta Treasury Branches

Bank of America N.A., Canada Branch

BNP Paribas, Canada Branch

Citibank N.A., Canadian Branch - Citibank Canada

HSBC Bank Canada

JPMorgan Chase Bank, N.A., Toronto Branch

La Caisse Centrale Desjardins du Québec

Wells Fargo Bank N.A., Canadian Branch

Barclays Bank PLC

Canadian Western Bank

Goldman Sachs Lending Partners LLC

EVALUATION ENGINEERS

GLJ Petroleum Consultants Ltd.

Calgary, Alberta

LEGAL COUNSEL

Norton Rose Fulbright Canada LLP

Calgary, Alberta

TRANSFER AGENT

Computershare Trust Company of Canada

STOCK EXCHANGE LISTINGS

The Toronto Stock Exchange (“VET”)

The New York Stock Exchange (“VET”)

INVESTOR RELATIONS

Kyle Preston

Director Investor Relations

403-476-8431 TEL

403-476-8100 FAX

1-866-895-8101 IR TOLL FREE

investor_relations@vermilionenergy.com

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